UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 9, 2023

Commission File Number 001-41065

SNOW LAKE RESOURCES LTD.
(Translation of registrant’s name into English)
242 Hargrave Street, #1700 Winnipeg, Manitoba R3C 0V1 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☐

Snow Lake Resources Ltd. (the “Company”) is incorporating by reference the information and exhibits set forth in this Report on Form 6-K into the Company’s registration statement on Form F-3 (Registration No. 333-272324) filed on June 1, 2023.

Other Events

On August 9, 2023, the Company obtained a technical report summary for its Manitoba, Canada property (the “Technical Report Summary”) from 2 third party firms, ABH Engineering Inc. and SLR Consulting (Canada) Ltd. (collectively, the “Qualified Persons”) The Technical Report Summary is filed as Exhibit 96.1 to this Report on Form 6-K and incorporated herein by reference.  The Consents of the Qualified Persons are filed as Exhibits 23.1 and 23.2, respectively, to this Report on Form 6-K and incorporated herein by reference.  On August 10, 2023, the Company issued a press release summarizing the results of the Technical Report Summary (the “Press Release”).  The Press Release is filed as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

23.1	Consent of Qualified Person – ABH Engineering Inc.
23.2	Consent of Qualified Person – SLR Consulting (Canada) Ltd.
96.1	Technical Report Summary – Initial Assessment of the Snow Lake Lithium Project – Manitoba, Canada, dated August 9, 2023
99.1	Press Release, Dated August 10, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNOW LAKE RESOURCES LTD.

Date	August 9, 2023	By	/s/ Keith Li
Keith Li
Chief Financial Officer